Exhibit 99.1

Nisun International Reports Financial Results for the First Half of 2020

SHANGHAI, China, December 31, 2020 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through the integration of technology, industry, and finance, today announced its unaudited financial results for the six months ended June 30, 2020.

Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International, commented, “In July 2019, we shifted our business model to focus on SME financing and supply chain solutions. To streamline our new businesses, we completed a disposition of our legacy equipment and engineering business in November 2020. We sold this business for a loss largely due to current market conditions; however, we believe our entry into the financial services industry represents significantly greater growth opportunities for Nisun moving forward. We have made excellent progress in our business transition and are pleased to report solid results for the first half of 2020. We are glad to see healthy growth and meaningful profits from the core businesses, despite challenges related to the COVID-19 pandemic. Under the leadership of the newly combined management team, the Company has made measurable progress in earnings growth. Our revenues from financial services generated $13.5 million in the first half of 2020, compared to $2.5 million in all of 2019. We are optimistic about our ongoing growth as we continue to establish a more sustainable supply chain business model. As we head into the new year, Nisun remains committed to providing more flexible, convenient, and resilient supply chain services to all of our clients.”

Financial Results for the Six Months Ended June 30, 2020

The financial results for the first half 2019 were derived from the manufacturing and installation of intelligent valves, used in the pharmaceutical, biological, food and beverage, and other clean industries, which were reported as a “net loss from discontinued operations.” Because the Company commenced its SME financing and supply chain solutions business in July 2019, the comparative figures of revenues, cost, and expenses were reported as nil for the first half 2019.

Revenues

Total revenue in the first half of 2020 was $13.5 million. The Company commenced its financial service business in July 2019, which provides a set of financing solutions to small-and mid-size enterprises, including design, issuance, distribution, and management of financial products. The revenue from SME financing solutions was $13.3 million, primarily due to Nisun’s ability to help small- and mid-size enterprises finance up to $903 million (RMB6.34 billion).

The Company commenced its supply chain solution business in January 2020. With a focus on finance industry linkages, the Company aims to serve the upstream and downstream of the supply chain industry while facilitating supply-side sub-sector reform. Revenue generated from supply chain solutions includes financing and management services to downstream suppliers. In the first half of 2020, revenue from the Company’s supply chain solutions was $0.2 million, which primarily stemmed from approximately $7.5 million (RMB52.4 million) in financing and management services.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are comprised of advertising and marketing costs, office rent and expenses, costs associated with staff and support personnel who manage the Company’s business activities, and professional fees paid to third parties. The Company incurred selling, general and administrative expenses of approximately $3.9 million in the six months ended June 30, 2020, as compared to approximately $0.4 million in the prior year period, an increase of approximately $3.5 million attributable to our financial service business operations.

Net loss from discontinued operations

In the first half of 2020, the Company recorded impairment charge of $9.9 million on the assets of its discontinued operations, which resulted in a net loss of $10.3 million from discontinued operations, compared to a net loss of $0.3 million in the first half of 2019.

Net income and Income (loss) per share

In the first half of 2020, net loss of $6.2 million was primarily derived from $4.1 million of net income from the Company’s financial service business and net loss of $10.3 million from discontinued operations.

Net loss per share was $0.34 in the first half of 2020, compared to a net loss per share of $0.04 in the prior year period. The weighted average number of shares was 18,167,603 in the first half of 2020, compared to 16,269,577 in the comparative prior year period.

Financial Condition and Cash Flow

As of June 30, 2020, the Company had cash, cash equivalents and restricted cash of $15.9 million, compared to $2.8 million as of December 31, 2019. This increase was primarily attributable to $2.4 million in operating activities, $5.1 million in cash acquired in connection with the Nami acquisition, proceeds of $6.5 million from private placement transactions, and a contribution of $4.6 million from Nisun Cayman, a major shareholder. The funds were mainly used in the financial service business.

Net cash provided from operating activities in the first half of 2020 was $2.4 million from the Company’s financial services business, compared to $0.4 million used in the prior year period, primarily due to the discontinuation of the manufacturing and installation business.

Net cash provided from investing activities was $6.4 million in the first half of 2020, primarily attributable to the $5.1 million in cash acquired in connection with the Company’s acquisition of Nami, as well as $1.7 million repayment from loans to third parties less $.3 million in new loans to third parties, compared to nil in the prior year period.

Net cash provided by financing activities was $4.4 million in the first half of 2020, primarily due to proceeds of $6.5 million from private placement transactions and $4.6 million of capital contribution from Nisun Cayman, offset by a $6.7 million payment for the purchase of Nisun BVI, compared to $0.4 million for the same period of last year.

Recent Development

Acquisition of Nami Holding (Cayman) Co., Ltd.

On May 12, 2020, the Company entered into a share purchase agreement (the “Agreement”) to acquire Nami Holding (Cayman) Co., Ltd. (“Nami Cayman”), an exempted company organized under the law of the Cayman Islands, from Nami Holding (BVI) Co., Ltd (SPV), a British Virgin Islands limited company (the “Seller”). Pursuant to the Agreement, the Company purchased all of the issued and outstanding shares of Nami Cayman from the Seller for approximately $25.5 million (RMB180 million) (the “Purchase Price”). Under the terms of the Agreement, the Purchase Price will be paid by means of RMB50 million in cash and 1,562,726 of our common shares valued at $11.73 issued to the Seller.

Nami Cayman, along with its subsidiaries, provide financial solutions to small- and mid-size enterprises in China. Nisun expects to achieve significant synergies from the acquisition, which will complement the Company’s financial services business.

Appointment of New Chief Executive Officer

On September 4, 2020, the Board appointed Mr. Xiaoyun Huang as Chairman and Chief Executive Officer, effective on September 4, 2020. Mr. Huang has over 10 years of experience in the fintech industry. Prior to joining Nisun, Mr. Huang served as President and CEO of Huizhong Business Consulting, where he played an instrumental role in the formation of development plans and as a major driver of growth for the overall business. Previously, he served as Chairman and General Manager of Beijing Hengtai Puhui Information Services and as President and CEO of Hangzhou Rongdu Technology. He has participated many high-profile projects, including CSRC, NEEQ, E-Capital Transfer, Shanghai Clearing House, Beijing Financial Assets Exchange, Hundsun Technologies, and many others. Mr. Huang holds a B.S. degree in Computer Science and Technology from Shanghai University of Electric Power.

Name Change to Nisun International Enterprise Development Group Co., Ltd

On November 16, 2020, the Company announced it had changed its name from Hebron Technology Co., Ltd. to Nisun International Enterprise Development Group Co., Ltd (“Nisun International”). In addition, the Company’s ticker symbol on the Nasdaq Capital Market had changed to “NISN” from “HEBT,” effective on November 16, 2020. The new corporate name reflects the Company’s current core business and enables different service segments to integrate various brands under one corporate identity.

Strategic Collaboration with Shanghai Petroleum and Natural Gas Exchange

On November 21, 2020, Fintech (Shanghai) Digital Technology Co., Ltd, a contractually-controlled affiliate of the Company, entered into a strategic collaboration agreement with Shanghai Petroleum and Natural Gas Exchange (“SHPGX”), a national trading platform for energy products. The two parties agreed to collaborate in the expansion of technology-supported services to members of SHPGX’s trading platform through the provision of supply chain management and financial services, targeting upstream and downstream enterprises in the energy industry.

Disposition of Hong Kong Xibolun Technology Co., Ltd

On November 30, 2020, the Company completed the previously announced Equity Transfer (the “Disposition”). The Company sold all equity interests in its subsidiary, Hong Kong Xibolun Technology Co., Ltd. (“Hebron HK”), pursuant to the terms of an agreement (the “Equity Transfer Agreement”), dated November 30, 2020, to Wise Metro Development Co., Ltd. for approximately $13.9 million (RMB98.3 million), to be paid in cash or cash equivalents. Through the Hebron HK Equity Transfer, the Company sold all the equity interests it held in Zhejiang Xibolun Automation Project Technology Co., Ltd, Wenzhou Xibolun Fluid Equipment Co., Ltd., and Xuzhou Weijia Biotechnology Co., Ltd. The manufacturing and installation business have been presented as discontinued operation (“Discontinued Operations”). The sale of Hebron HK is expected to result in a loss of approximately $11.8 million upon disposal.

Formation of New Subsidiary Nisun (Shandong) Industry Development Co., Ltd.

On December 15, 2020, the Company announced that it reached a preliminary agreement with the government of Tai’an, Shandong province, to form a new subsidiary, Nisun (Shandong) Industry Development Co., Ltd. As part of its strategic plan for 2021, Nisun (Shandong) Industry Development Co., Ltd. will act as a key operations platform and holding platform for all of Nisun’s existing Chinese subsidiaries. The new subsidiary is expected to launch in spring of 2021.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://www.fintaike.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts:

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Shaokang (Ken) Lu

Tel: +86 (21) 2357-0055

Email: lushaokang@cninsun.com

ICR, LLC

Tel: +1 203 682 8233

Email: nisun@icrinc.com

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

As OF JUNE 30, 2020 AND DECEMBER 31, 2019

(EXPRESSED IN US DOLLARS)

	June 30, 2020	December 31, 2019*
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$15,916,743	$2,756,490
Restricted cash	5,773	25,016
Accounts receivable, net	5,163,159	1,233,038
Interest receivable	103,785	-
Prepayments and advances to suppliers, net	1,371,230	171,027
Other receivables, net	4,061,751	101,111
Loan to third parties - current portion	6,239,266	2,434,715
Due from Hebron HK	9,199,014	9,201,432
Short-term investment	1,427,085	-
Prepaid expenses and other current assets	60,497	8,064
Assets to be divested - current	29,593,848	36,985,779
TOTAL CURRENT ASSETS	73,142,151	52,916,672

NON-CURRENT ASSETS
Property and equipment, net	652,075	287,057
Intangible assets, net	3,863,269	4,189,350
Operating lease right-of-use assets, net	1,673,007	502,670
Loans to third parties - long-term portion	3,113,898	2,872,820
Equity investments	493,394	500,715
Goodwill	23,283,990	11,074,864
Deferred tax assets, net	19,748	20,040
Assets to be divested – non-current	18,600,560	21,636,501
TOTAL NON-CURRENT ASSETS	51,699,941	41,084,017
TOTAL ASSETS	$124,842,092	$94,000,689

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$566,832	$224,045
Accrued expenses and other current liabilities	2,987,286	674,169
Operating lease liabilities - current	853,237	138,133
Advances from customer	824,071	28,728
Taxes payable	1,532,435	138,157
Due to related parties - current	997,819	7,759,443
Consideration for acquisition	25,477,346	-
Liabilities to be divested - current	28,826,594	28,472,022
TOTAL CURRENT LIABILITIES	62,065,620	37,434,697

Operating lease liabilities – non-current	826,319	368,019
Deferred tax liabilities	709,190	805,826
Liabilities to be divested – non-current	1,355,689	1,456,634
TOTAL LIABILITIES	64,956,818	40,065,176

SHAREHOLDERS’ EQUITY:
Class A common stock, $0.001 par value, 40,000,000 and 40,000,000 shares authorized, 18,992,403 and 17,710,471 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively.	18,992	17,710
Additional paid-in capital	41,143,042	28,369,076
Retained earnings	21,326,570	27,472,766
Accumulated other comprehensive loss	(2,593,523)	(1,914,232)
COMMON SHAREHOLDERS’ EQUITY	59,895,081	53,945,320
Non-controlling interests	(9,807)	(9,807)
TOTAL SHAREHOLDERS’ EQUITY	59,885,274	53,935,513
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$124,842,092	$94,000,689

*	The amounts have been reclassified to conform with the Company’s decision to classify Hebron HK as assets and liabilities to be divested.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(EXPRESSED IN US DOLLARS)

(Unaudited)

	For the Six Months Ended June 30,
	2020	2019

REVENUE
SME financing solutions	$13,259,133	$-
Supply chain solutions	193,783	-
Other financing solutions	21,120	-
TOTAL REVENUE	13,474,036	-

COST OF REVENUE AND RELATED TAX
Cost of revenue	(5,266,144)	-
Business and sales related tax	(68,391)	-
GROSS PROFIT	8,139,501	-

OPERATING EXPENSES
Selling expenses	450,426	15,281
General and administrative expenses	3,357,386	336,387
Research and development expenses	59,496	-
Total operating expenses	3,867,308	351,668
INCOME (LOSS) FROM OPERATIONS	4,272,193	(351,668)

OTHER INCOME (EXPENSE)
Interest and investment income	180,513	-
Other income (expense), net	2,941	(657)
Total other income (expense), net	183,454	(657)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	4,455,647	(352,325)

PROVISION FOR INCOME TAXES	307,354	-
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	$4,148,293	$(352,325)
LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX	(10,294,489)	(325,026)
NET INCOME(LOSS)	$(6,146,196)	$(677,351)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(679,291)	53,784

TOTAL COMPREHENSIVE (LOSS)	$(6,825,487)	$(623,567)

Basic and diluted income (loss) per common share
Income per share from continuing operations	$0.23	$(0.02)
Loss per share from discontinued operations	(0.57)	(0.02)
Total	$(0.34)	$(0.04)

Weighted average number of shares outstanding
Basic and diluted	18,167,603	16,269,577

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND UBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MOTHS ENDED JUNE 30, 2020 AND 2019

(EXPRESSED IN US DOLLARS)

(Unaudited)

	For the Six Months Ended June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(6,146,196)	$(677,351)
Net loss from discontinued operations	(10,294,489)	(325,026)
Net income (loss) from continued operations	4,148,293	(352,325)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	622,812	-
Stock-based compensation	860,457	-
Loss (income) from investments	(114,930)	-
Deferred tax expense (benefit)	(85,246)	-
Changes in operating assets and liabilities:
Accounts receivable	(40,711)	-
Prepaid expenses and other current assets	(3,742,853)	-
Accounts payable	347,340	-
Advance from customers	797,100	-
Taxes payable	231,784	-
Operating lease liabilities	(141,625)	-
Accrued expenses and other current liabilities	(511,492)	-
Net Cash Provided by (Used in) Operating Activities from Continuing Operations	2,370,929	(352,325)
Net Cash (Used in) Operating Activities from Discontinued Operations	(510,306)	(209,040)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,860,623	(561,365)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(25,768)	-
Purchase of intangible asset	(22,713)	-
Acquisition of cash in connection with acquisition of Nami	5,062,170	-
Repayments from loans to third parties	1,706,351	-
Payments made for loans to third parties	(284,392)	-
Net cash provided from investing activities from continuing operations	6,435,648	-
Net cash (used in) investing activities from discontinued operations	-	(12,429)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	6,435,648	(12,429)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment made to related party	(6,678,943)	-
Proceeds from private placement	6,503,378	-
Capital contribution by majority shareholder	4,550,000	-
Net cash provided from investing activities from continuing operations	4,374,435
Net cash (used in) investing activities from discontinued operations	-	(404,751)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,374,435	(404,751)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(40,002)	27
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,630,704	(978,518)
Cash and cash equivalent and restricted cash from continuing operations - Beginning	2,781,506	631
Cash and cash equivalent and restricted cash from discontinued operations - Beginning	696,157	3,071,612
CASH AND CASH EQUIVALENT AND RESTRICTED CASH-BEGINNING	3,477,663	3,072,243

Cash and cash equivalent and restricted cash from continuing operations - Ending	15,922,516	93
Cash and cash equivalent and restricted cash from discontinued operations - Ending	185,851	2,093,632
CASH AND CASH EQUIVALENT AND RESTRICTED CASH-ENDING	$16,108,367	$2,093,725

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$13,972	$-
Cash paid for interest	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Financing for acquisition of Nami	$25,477,346	$-
Accrued lease liabilities	$1,679,556	-

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATION ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalent	$15,916,743	$93
Restricted cash	5,773	-
Total cash, cash equivalents and restricted cash	$15,922,516	$93